# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digimarc CORP, CIK 0001438231
CUSIP: 25381B101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008
Date of event which requires filing of this statement: 03/17/2025
Amends the filing with accession number 0000905148-20-001066
Filed by CIK 0001827235
Persons authorized to receive notices and communications: Riley McCormack, 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008, (305) 631-2754

## Reporting persons
- TCM Strategic Partners L.P. (CIK 0001827235): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,355,093; sole dispositive power 0; shared dispositive power 2,355,093; aggregate amount beneficially owned 2,355,093 (10.9% of the class)
- TCM Strategic GP LLC (CIK 0001827269): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,355,093; sole dispositive power 0; shared dispositive power 2,355,093; aggregate amount beneficially owned 2,355,093 (10.9% of the class)
- mccormack riley (CIK 0001536534): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 96,740; shared voting power 2,355,093; sole dispositive power 96,740; shared dispositive power 2,355,093; aggregate amount beneficially owned 2,451,833 (11.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Digimarc CORP
Address of issuer's principal executive offices: 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed on October 5, 2020, as amended by Amendment No. 1 filed on December 16, 2020 (collectively, the "Schedule 13D") by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of Digimarc Corporation (the "Issuer" or the "Company"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning given to such terms in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business address of each Reporting Person is 8500 SW CREEKSIDE PLACE, BEAVERTON, OREGON 97008.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Mr. McCormack was granted 8,644 shares of restricted stock on April 12, 2021, in connection with his appointment as President and Chief Executive Officer of the Issuer, and since then has received restricted stock units ("RSUs") upon attainment of certain performance goals representing the contingent right to receive an aggregate 19,469 shares of Common Stock in connection with his service as President and Chief Executive Officer of the Issuer.

Between March 8 and March 9, 2022, Mr. McCormack purchased an aggregate 30,000 shares of Common Stock for an aggregate purchase price of $732,459.75, using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On March 17, 2025, TCM Partners made an in-kind distribution of an aggregate 1,385,147 shares of Common Stock to certain of its limited partners on a proportionate basis, for no consideration, including 32,081 shares that were distributed to TCM Strategic L.P., an entity wholly owned by Mr. McCormack.

Since the filing of Amendment No. 1, on April 12, 2021, Mr. McCormack was appointed as President and Chief Executive Officer of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, each of TCM Partners and TCM GP may be deemed to beneficially own 2,355,093 shares of Common Stock directly owned by TCM Partners as the holder of record, representing approximately 10.9% of the shares of Common Stock outstanding, and Mr. McCormack may be deemed to beneficially own 2,451,833 shares of Common Stock, representing approximately 11.4% of the shares of Common Stock outstanding. The percentages set forth herein are calculated based on 21,548,579 shares of Common Stock outstanding as of February 21, 2025, as set forth in the Company's annual report on Form 10-K filed on February 27, 2025, plus approximately 19,137 shares of unvested restricted Common Stock or unvested RSUs issued to Mr. McCormack, which have been added to the total quantity of shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act, for a total of 21,567,716 shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of the 2,355,093 shares of Common Stock directly owned by TCM Partners as the holder of record.

As of the date hereof, Mr. McCormack may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of the 96,740 shares of Common Stock directly owned by him and by TCM Strategic L.P.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The response to Item 4 of this Amendment No. 2 is hereby incorporated by reference herein. Also, on February 15, 2025, Mr. McCormack was granted RSUs upon attainment of certain performance goals representing the contingent right to receive 18,160 shares of Common Stock in connection with his service as President and Chief Executive Officer of the Issuer. Other than as set forth herein, no transactions in the Company's securities have been effected by the Reporting Persons during the past 60 days.

## Signatures
- TCM Strategic Partners L.P.: /s/ Riley McCormack, Riley McCormack, Manager of TCM Strategic GP LLC, its General Partner (03/19/2025)
- TCM Strategic GP LLC: /s/ Riley McCormack, Riley McCormack, Manager (03/19/2025)
- mccormack riley: /s/ Riley McCormack, Riley McCormack (03/19/2025)